TELIPHONE CORP

October 3, 2007

VIA EDGAR

Ethan Horrowitz
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

File No. 333-136993

Re: Amendment to Teliphone Corp. comment response letter dated September 15, 2007

Dear Mr. Horrowitz,

We have reviewed your letter dated August 19, 2007 concerning the following comments and would like to provide the following amendments to responses to specific comments as listed below.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

20.
We have reviewed your response to comment number 40 of our letter dated May 4, 2007.  In view of the fact that the July 31, 2007 date has passed, please disclose whether there is a subsequent agreement.  If no subsequent agreement has been entered into, please discuss the impact upon the company’s operations.

RESPONSE

We have noted your comment and have updated our disclosure to further clarify the nature of the arrangement subsequent to the end of the agreement on July 31, 2007:

As of September 14, 2007, there has been no subsequent agreement formalized between the Company and Intelco regarding the treatment of the balance of the pre-paid expenses.  From August 1st, 2007, the Company continues to benefit from the delivery of services by Intelco (particularly office rental space) while being debited from the Company’s prepaid expense asset as payment.

Management believes that the current situation, that is Intelco’s desire to continue to provide us with the delivery of services against the pre-paid expenses even after the formal term of the agreement, is indicative of the intention of the parties to extend the existing agreement in place and to continue until the pre-paid services have been fully delivered.

Should we not be successful in re-negotiating favorable terms with Intelco in the future, the company’s cash flow requirements from operations will increase by an estimated $6,000 per quarter due to office rent space charges within General and Administrative Expenses.  The balance of pre-paid expenses will be written off of the financial statements as per generally accepted accounting principles.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Notes to Audited Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition – Customer Equipment (Retail Channel), F-11

23.
We reviewed your response to our prior comment 44, noting you recognize retail channel equipment sales in accordance with EITF 01-09.  Your footnote further states that rebates provided to customers that satisfy certain service requirements are recorded as a reduction of revenue based upon the actual rebate coupons received (i.e. during the periods in which the rebate is credited to the customer’s account).  This policy does not appear to be consistent with Issue 6 of EITF 01-09, which requires vendors to record a liability for the amount of the refund obligation and to recognize this obligation through earnings on a systematic basis.

Please tell us how you considered this guidance as it relates to estimating and recording refund obligations or revise your financial statements accordingly.  Also, as previously requested, revise your disclosure to clarify that the minimum service period (e.g. three months) differs from the length of the service agreement (e.g. twelve months).

RESPONSE

Upon review of this comment, we have updated our revenue recognition policy to comply with EITF 01-09 Issue 6 in that the Company will include a contingent liability going forward to properly represent the amount of the refund obligation through earnings on a systematic basis.

The Company has analyzed the value of the contingent liability for the year ended September 30, 2006 and the 9 month period ending June 30, 2007 and provides the schedule below.  The Mail-In-Service-Credit offer was only available for 2 months within FYEnd September 30, 2006 and for all months during the 9 month period ending June 30, 2007.

	Year Ended	9 Month Ending
	Sept 30, 2006	June 30, 2007
Total period revenues	$440,804	$474,145

Revenues for eligible clients *:	$103,010	$110,801

Number of Eligible clients :	343	492

Number of clients participating in program	15	48

Actual % return of Mail-In-Service-Credit Coupon:
As a percentage of total revenues	0.4%	1.1%
As a percentage of eligible revenues	1.5%	4.6%
As a percentage of eligible clients	4.4%	9.7%

Total refund obligation
and resulting contingent liability:	$365	$1,179

* Eligible clients for Mail-In-Service-Credit coupon are at retail outlets only

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

The impact of the change in policy is minimal and therefore the Company feels that it is not material.  The company will conform to the updated policy going forward.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos

President & CEO Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

CC :   Michael Pollack, CPA via e-mail
           Joseph Emas, Esq, via e-mail

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca